Exhibit 11.
 Statement Regarding Computation of Per Share Earnings
 In thousands, except per share amounts

 For the periods ended June 30                 1996       1995

 Primary earnings per common share:
  Average common shares outstanding .....     11,301     11,220
  Common stock equivalents ..............        120         91
                                            --------    -------
    Average shares and share equivalents      11,421     11,311

Net income (loss) .......................   $ (1,447)   $ 7,914

Primary net income (loss) per share .....   $  (0.13)   $  0.70


Fully-diluted earnings per common share:
  Average common shares outstanding .....     11,301     11,220
  Common stock equivalents ..............        146        107
                                            --------    -------
    Average shares and share equivalents      11,447     11,327

Net income (loss) .......................   $ (1,447)   $ 7,914

Fully-diluted net income (loss) per share   $  (0.13)   $  0.70